Exhibit 99.1

BON Unveils Kombucha-Inspired Product, Inks $12 Million

Strategic Sales Agreement with Qingshengyuan

XI’AN, China, December 10, 2025, (PR NEWSWIRE) - Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), a leading bio-ingredient solution provider in the natural, health and personal care industry, today announced the launch of a new health-focused kombucha-inspired product and a strategic collaboration with Shaanxi Qingshengyuan Health Industry Co., Ltd. (“Qingshengyuan”), a leading distributor of functional health products in China focusing on digestive and metabolic wellness. The two parties entered into a non-exclusive strategic sales agreement. The term of the agreement is 24 months with a total contract value of $12 million. Pursuant to the agreement, Qingshengyuan will sell and distribute BON’s high-tea-pigment products across Greater China.

As a global innovator in tea-pigment ingredients, BON has observed growing consumer demand for tea-based products that are “more efficient, more pure, and more scientific.” In response, the Company has developed a kombucha-inspired beverage produced from premium tea, sugar, and a Symbiotic Culture of Bacteria and Yeast (“SCOBY”). The product undergoes a controlled natural fermentation process that maintains the tea’s fresh aroma, sweet aftertaste, and lightly effervescent texture, while enhancing the extraction and concentration of tea pigments. As a result, the beverage contains higher levels of tea pigments compared to similar products.

Kombucha has become one of the fastest-growing functional beverage categories in recent years, driven by consumer interest in natural ingredients and perceived health benefits, particularly among younger consumers. BON’s product is designed to align with these market trends and seeks to support category development through its ingredient-focused technology.

Tea pigments are natural, water-soluble pigment complexes formed during the fermentation and oxidation of tea leaves and are considered key functional compounds in tea. Scientific literature indicates that tea pigments contribute to the color and clarity of tea infusions and have been the subject of research regarding potential biological properties, including antioxidant activity and other areas of scientific interest.

As consumer preferences increasingly shift toward natural ingredients and as the functional food and beverage market expands, tea pigments are gaining broader commercial application as an alternative to synthetic additives. They are used in tea beverages, health-oriented consumer products, and other ingredient formulations within the food and beverage industry.

Driven by these trends, the market for tea-pigment-based ingredients has continued to grow. Industry sources project that the overall market opportunity for tea-pigment applications could reach approximately $1 billion in the coming years.

Yongwei Hu, CEO and Chairman of BON, stated: “This strategic cooperation with Qingshengyuan represents an important step in expanding BON’s presence in the functional product industry and supports the development and commercialization of our tea-pigment product portfolio. We expect that combining the resources and capabilities of both parties will help increase market awareness of our ingredient technologies and broaden the reach of our products among targeted consumer groups. Through this collaboration, we aim to advance product innovation, support broader adoption of health-focused concepts in the market, and further strengthen BON’s positioning in both domestic and international markets. We believe this will support the Company’s future revenue and earnings and further enhance long-term shareholder value.”

About Bon Natural Life Limited (“BON”)

BON is a Cayman Islands company engaged in the business of natural, health, and personal care industries. For more information, please visit the Company’s website at http://www.bnlus.com.

For more information, please contact:

Cindy Liu | IR

Email: bonnatural@appchem.cn

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.